UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Avadel Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, $0.01 per share nominal value

(Title of Class of Securities)

05337M104

(CUSIP Number)

Broadfin Capital, LLC

300 Park Avenue, 25th Floor

New York, New York 10022

(212) 808-2460

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05337M104

1	NAME OF REPORTING PERSON

BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,102,673
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,102,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,102,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP NO. 05337M104

1	NAME OF REPORTING PERSON

BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,102,673
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,102,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,102,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 05337M104

1	NAME OF REPORTING PERSON

KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,102,673
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,102,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,102,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP NO. 05337M104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, nominal value $0.01 per share (the “Shares”), of Avadel Pharmaceuticals plc, a public limited company incorporated under the laws of Ireland (the “Issuer”). The address of the principal executive offices of the Issuer is Block 10-1, Blanchardstown Corporate Park, Ballycoolin, Dublin 15, Ireland.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Broadfin Capital, LLC, a Delaware limited liability company (“Broadfin Capital”), which serves as the investment manager of Broadfin Master (as defined below);
(ii)	Broadfin Healthcare Master Fund, Ltd., a Cayman Islands exempted company (“Broadfin Master”); and
(iii)	Kevin Kotler, who serves as the managing member of Broadfin Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Broadfin Capital and Mr. Kotler is 300 Park Avenue, 25th Floor, New York, New York 10022. The address of the principal office of Broadfin Master is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The officers and directors of Broadfin Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Broadfin Capital is serving as the investment manager of Broadfin Master. The principal business of Broadfin Master is purchasing, holding and selling securities for investment purposes. The principal occupation of Mr. Kotler is serving as the managing member of Broadfin Capital.

(d)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Kotler is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

5

CUSIP NO. 05337M104

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by Broadfin Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,102,673 Shares owned by Broadfin Master is approximately $15,095,614, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 11, 2018, the Issuer announced the appointment of Kevin Kotler to the Issuer’s Board of Directors (the “Board”), including as a member of the Board’s Compensation Committee and Nominating and Corporate Governance Committee. The Issuer also announced that it intends to nominate and appoint an additional director, in consultation with the Reporting Persons, in the near future. The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer regarding means to enhance stockholder value.

Except in Mr. Kotler’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 37,012,014 Shares outstanding as of November 2, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2018.

As of the date hereof, Broadfin Master beneficially owned 3,102,673 Shares, constituting approximately 8.4% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 3,102,673 Shares owned by Broadfin Master, constituting approximately 8.4% of the Shares outstanding. Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 3,102,673 Shares owned by Broadfin Master, constituting approximately 8.4% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

6

CUSIP NO. 05337M104

(b)       By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have shared power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)       Schedule B annexed hereto lists all transaction in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Broadfin Master has entered into a certain cash-settled equity swap agreement with an unaffiliated third party financial institution (the “Swap Agreement”).  The Swap Agreement held by the Reporting Persons represents economic exposure to an aggregate of 500,000 notional Shares, representing approximately 1.4% of the outstanding Shares.

The Swap Agreement provides Broadfin Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreement (such shares, the “Subject Shares”). Taking into account the Subject Shares, Broadfin Master has economic exposure to an aggregate of 3,602,673 Shares, representing approximately 9.7% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

Royalty Agreement

As part of a December 2013 debt financing transaction, Broadfin Master made an initial loan of $5.0 million to the Issuer’s U.S. subsidiaries and entered into a Royalty Agreement dated as of December 3, 2013 (the “Broadfin Royalty Agreement”). Pursuant to the Broadfin Royalty Agreement, the Issuer is required to pay a royalty of 0.834% on the net sales of certain products sold by the Issuer and any of its affiliates until December 31, 2024, with royalty payments paid in arrears for each calendar quarter during the term of the Broadfin Royalty Agreement. The Issuer also entered into a Security Agreement dated December 3, 2013 with Broadfin Master, whereby Broadfin Master was granted a security interest in the various tangible and intangible assets related to the products to secure the obligations of Éclat and Avadel US Holdings, Inc., including the full and prompt payment of royalties to Broadfin Master under the Broadfin Royalty Agreement.

Exchangeable Notes

Broadfin Master is the owner of $12,000,000 in principal amount of the Issuer’s 4.50% exchangeable senior notes due 2023 (the “2018 Notes”). The 2018 Notes will mature on February 1, 2023, unless earlier exchanged, repurchased or redeemed in accordance with their terms. Subject to certain conditions and during certain periods, the 2018 Notes are exchangeable at an initial exchange rate of 92.6956 American Depositary Shares (“ADSs”) per $1,000 principal amount of the 2018 Notes (so long as the principal amount of such holder’s notes not exchanged is at least $200,000), which is equal to an initial exchange price of approximately $10.79 per Share as each ADS represents one (1) Share. Upon exchange, the 2018 Notes may be settled in cash, ADSs or a combination of cash and ADSs, at the Issuer’s election.

7

CUSIP NO. 05337M104

On December 11, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1       Joint Filing Agreement by and among Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler, dated December 11, 2018.

8

CUSIP NO. 05337M104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2018	BROADFIN CAPITAL, LLC

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

/s/ Kevin Kotler
Kevin Kotler

9

CUSIP NO. 05337M104

SCHEDULE A

Directors and Officers of Broadfin Healthcare Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Kevin Kotler Director*	Managing Member of Broadfin Capital	300 Park Avenue, 25th Floor New York, New York 10022 United States of America	United States

Roger H. Hanson Director	Managing Director of DMS Offshore Investment Services	DMS House 20 Genesis Close P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands

Matt Auriemma Director	Director of HighWater Limited	HighWater Limited Grand Pavilion Commercial Centre, 1st Floor 802 West Bay Road Grand Cayman Cayman Islands	United States

*Mr. Kotler is a Reporting Person and, as such, the information with respect to Mr. Kotler called for by Item 2 of Schedule 13D is set forth therein.

10

CUSIP NO. 05337M104

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Ordinary shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
BROADFIN HEALTHCARE MASTER FUND, LTD.
25,000	3.2000	11/07/2018
43,000	3.0700	11/07/2018
75,000	3.2000	11/07/2018
25,000	3.2000	11/07/2018
5,300	3.1948	11/08/2018
20,000	3.2500	11/08/2018
2,084	3.4600	11/09/2018
4,100	3.4500	11/09/2018
13,300	3.5773	11/09/2018
80,000	3.5000	11/09/2018
17,116	3.5221	11/12/2018